Independent Auditors' Consent

We consent to the incorporation by reference in Registration No. 333-42915 of A.T. Cross Company on Form S-8 of our reports dated: (a) May 29, 1998, with respect to the financial statements and schedules of the A.T. Cross Company Profit Sharing Plan and Trust (the "PS Plan"), which expressed an unqualified Opinion and includes an explanatory paragraph relating to the merger of the PS Plan into the A.T. Cross Company Defined Contribution Retirement Plan (the "DCR Plan") for the period ended January 1, 1997; and (b) May 29, 1998, with respect to the financial statements and schedules of the DCR Plan which expresses an unqualified opinion and includes an explanatory paragraph relating to the aforementioned merger for the year ended December 31, 1997.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
June 26, 1998